Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.”

Overview

We are developing INX Trading Solutions, a regulated solution for trading blockchain assets, that will initially include a cryptocurrency trading platform operated by INX Digital, for which we are qualified to operate as a money transmitter in 8 US states. Wwe intend to obtain money transmitter licenses or otherwise become qualified to operate in most US states during the fourth quarter of 2021. We also presently intend to establish INX Securities as an ATS, to be operated by INX Services, which we plan to register as a licensed broker-dealer. Our vision is to establish two trading platforms and a security token that provides regulatory clarity to the blockchain asset industry.

Initially, we plan to generate revenues primarily from fees received by us in connection with activities on the INX Digital trading platform. We intend to generate additional fees once we have completed the regulatory and technical requirements for the INX Securities trading platform. However, there is currently significant uncertainty regarding the application of federal and state laws to the trading of security tokens, including the application of current regulations governing the conduct of market intermediaries, and this uncertainty may cause significant delay or may prevent us from developing our INX Securities trading platform as currently envisioned. Prior to the establishment of INX Securities as an ATS, INX Services may operate exclusively as an introducing broker with an order management system and to route security token order flow to one or more third party alternative trading systems.

Results of Operations and Known Trends or Future Events

We were incorporated on November 27, 2017 and since our date of inception (September 1, 2017) our operations have consisted solely of planning and development of the INX Token and INX Trading Solutions. We have not generated any revenues from operations since our inception.

We will not generate any operating revenues until our trading platforms becomes operational. We will generate non-operating income in the form of interest income on cash and cash equivalents and other investments upon completion of this offering. There has been no significant change in our financial position and no material adverse change has occurred since the date of our audited financial statements.

On August 20, 2020, the SEC declared as effective our registration statement on Form F-1 filed in connection with this offering. We have met the minimum offering requirement of $7.5 million and conducted closings of committed purchases of INX Tokens. As of March 26, 2021, we have completed multiple closings of this offering and have sold approximately $23.5 million in INX Tokens, consisting of approximately 26.1 million INX Tokens. We intend to continue our public offering until its termination.

After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, and compliance). We expect our expenses to increase substantially after the closing of this offering.

Results of Operations for the year ended December 31, 2020

Total Operating Expenses

Operating expenses for the year ended December 31, 2020 were $11,581,000, and they consist of research and development, sales and marketing and general and administrative expenses. Research and development expenses, which amounted to $1,581,000, include the cost of development of our trading platform and primarily comprised of costs of our research and development personnel and other development-related expenses. Sales and marketing expenses amounted to $2,153,000, primarily comprised of costs of personnel and other marketing costs incurred in connection with this offering. General and administrative expenses, which amounted to $7,847,000, include costs of personnel, costs associated with the registration of our platform, as well as legal and other services related to this offering.

Loss

Our loss for the year ended December 31, 2020 was approximately $24,331,000.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for year ended December 31, 2020 was approximately negative $6,055,000. The cumulative Adjusted Operating Cash Flow as of December 31, 2020 was approximately negative $12,419,000.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2020:

Cumulative Adjusted Operating Cash Flow as of December 31, 2019	(6,364,000)

Less: Net cash used in operating activities in the year ended December 31, 2020	(6,055,000)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2019 that formed the basis of distribution paid to INX Token holders on April 30, 2020 (there was no distribution)	-

Plus: Proceeds from INX Tokens in the year ended December 31, 2020	10,403,000

Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2020	(10,403,000)

Cumulative Adjusted Operating Cash Flow as of December 31, 2020	(12,419,000)

Results of Operations for the year ended December 31, 2019

Total Operating Expenses

Operating expenses in the year ended December 31, 2019 were $2,900,000, and they consist of research and development, sales and marketing and general and administrative expenses. Research and development expenses, which amounted to $468,000, include the cost of development of our trading platform. Sales and marketing expenses amounted to $108,000 and include mainly cost of personnel. General and administrative expenses, which amounted to $2,324,000, include costs associated with the registration of our platform, as well as legal and other services related to the offering.

Loss

Our loss for the year ended December 31, 2019 was approximately $3,689,000.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for the year ended December 31, 2019 was approximately negative $2,514,000. The cumulative Adjusted Operating Cash Flow as of December 31, 2019 was approximately negative $6,364,000.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2019:

Cumulative Adjusted Operating Cash Flow as of December 31, 2018	(3,850,000)

Less: Net cash used in operating activities in the year ended December 31, 2019	(2,514,000)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2018 that formed the basis of distribution paid to INX Token holders on April 30, 2019 (there was no distribution)	-

Plus: Proceeds from INX Tokens in the year ended December 31, 2019	-

Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2019	-

Cumulative Adjusted Operating Cash Flow as of December 31, 2019	(6,364,000)

Results of Operations for the year ended December 31, 2018

Total Operating Expenses

Operating expenses in the year ended December 31, 2018 were $3,664,000, and they consist of research and development, and general and administrative expenses. Research and development expenses, which amounted to $525,000, include the cost of development of our trading platform. General and administrative expenses, which amounted to $3,139,000, include costs associated with the registration of our platform, as well as legal and other services related to the offering.

Loss

Our loss for the year ended December 31, 2018 was approximately $4,010,000.

Adjusted Operating Cash Flow (Negative)

Our Adjusted Operating Cash Flow for the year ended December 31, 2018 was approximately negative $3,262,000. The cumulative Adjusted Operating Cash Flow as of December 31, 2018 was approximately negative $3,850,000.

The following table provides the calculation of our cumulative Adjusted Operating Cash Flow (in U.S. Dollars) as of December 31, 2018:

Cumulative Adjusted Operating Cash Flow as of December 31, 2017	(588,000)

Less: Net cash used in operating activities in the year ended December 31, 2018	(3,262,000)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2017 that formed the basis of distribution paid to INX Token holders on April 30, 2018 (there was no distribution)	-

Plus: Proceeds from INX Tokens in the year ended December 31, 2018	7,000

Less: Proceeds from initial sale of INX Tokens in the year ended December 31, 2018	(7,000)

Cumulative Adjusted Operating Cash Flow as of December 31, 2018	(3,850,000)

Comparison of year ended December 31, 2020 and the year ended December 31, 2019

The following table presents an overview of our results of operations for year ended December 31, 2020 and 2019:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31, 2020	Year ended December 31, 2019

Operating expenses:

Research and development	1,581	468
Sales and marketing	2,153	108
General and administrative	7,847	2,324

Loss from operations	11,581	2,900

Fair value adjustment of INX Token liability	12,518	762
Fair value adjustment of INX Token warrant liability	209	92
Finance expense	23	70
Finance income	-	(135)

Loss and total comprehensive loss	24,331	3,689

Loss per share, basic and diluted	2.00	0.32

Weighted average number of shares outstanding, basic and diluted	12,152,006	11,395,273

Research and Development Expenses

We incurred $1,581,000 in research and development expenses for the year ended December 31, 2020, compared to $468,000 for the year ended December 31, 2019. Research and Development expenses increased by $1,113,000 for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by increases of $255,000 and $333,000 in share-based and token-based compensation expense, respectively, increase of $447,000 in personnel cost and $78,000 in other cost and services related to the development of our trading platform.

Sales and Marketing Expenses

We incurred $2,153,000 in sales and marketing expenses for the year ended December 31, 2020, compared to $108,000 for the year ended December 31, 2019. Sales and marketing expenses increased by $2,045,000 for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by increases of $106,000 and $423,000 in share-based and token-based compensation expense, respectively, increase of $261,000 in personnel costs and $1,255,000 in other marketing costs in connection with this offering.

General and Administrative expenses

We incurred $7,847,000 in general and administrative expenses for the year ended December 31, 2020, compared to $2,324,000 for the year ended December 31, 2019, an increase of $5,523,000, primarily driven by increases of $48,000 and $3,168,000 in share-based and token-based compensation expense, respectively, increase of $845,000 in personnel costs, an increase of $1,253,000 in legal services and $210,000 in other operation costs.

Financial liabilities at fair value through profit or loss - INX Token liability:

Our balance sheet as of December 31, 2020 includes a financial liability for INX Token holders, in the amount of $24,106,000. At December 31, 2020, we measured the INX Token fair value based on the offering price (see further details in Note 3 in the financial statements).

As of December 31, 2020, the Company has commitments to grant 5,906,083 INX Tokens to directors, employees and service providers, some of which are exercisable six months following the date the Offering is declared effective by the SEC, or subject to vesting schedule. The related liability in the amount of $4,249,000 is presented at fair value based on Black-Scholes pricing model. (see further details in Note 4 in the financial statements).

Changes in fair value of the liabilities noted above are recorded in profit or loss in our consolidated statements of comprehensive loss.

Loss and total comprehensive loss

Loss and total comprehensive loss for the year ended December 31, 2020, was $24,331,000, compared to net loss of $3,689,000 for year ended December 31, 2019, a decrease of $20,642,000.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the year ended December 31, 2020, was negative $6,055,000, compared to an Adjusted Operating Cash Flow of negative $2,514,000 for the year ended December 31 year ended December 31, 2019, a decrease in negative cash-flows from operations of $3,541,000 resulted from a decrease in our loss from operations between the compered periods.

Comparison of the Fiscal Years Ended December 31, 2019 and 2018

The following table presents an overview of our results of operations for the years ended December 31, 2019 and 2018:

(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31,	Year ended December 31,
	2019	2018
Operating expenses:
Research and development	468	525
General and administrative	2,432	3,139
Loss from operations	2,900	3,664

Fair value adjustment of INX Token and derivative liabilities	854	340
Finance expense	70	6
Finance income	(135)	-

Loss and total comprehensive loss	3,689	4,010

Loss per share, basic and diluted	0.32	0.50

Weighted average number of shares outstanding, basic and diluted	11,395,273	7,948,935

Research and Development Expenses

We incurred $468,000 in research and development expenses for the fiscal year ended December 31, 2019, compared to $525,000 for the fiscal year ended December 31, 2018. Research and Development expenses decreased by $57,000 for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily a result of an increased efficiency achieved from using an internal development team over third party contractors used in early years.

General and Administrative expenses

We incurred $2,432,000 in general and administrative expenses for the fiscal year ended December 31, 2019, compared to $3,139,000 for the year ended December 31, 2018, a decrease of $707,000, primarily due to a decrease in legal and other costs related to this offering.

Financial liabilities at fair value through profit or loss - INX Token liability:

Our balance sheet as of December 31, 2019 includes a financial liability for INX Token holders in the amount of $1,179,000. As currently there is no trading market for the INX Token, we determined its fair value based on a valuation derived from a third-party transaction (see further details in Note 3 in the financial statements). Changes in fair value of the INX Token liability are recorded in profit or loss in our consolidated statements of comprehensive loss.

Loss and total comprehensive loss

Loss and total comprehensive loss for the fiscal year ended December 31, 2019 was $3,689,000, compared to net loss of $4,010,000 for year ended December 31, 2018, a decrease of $321,000.

Adjusted Operating Cash Flow

Adjusted Operating Cash Flow for the fiscal year ended December 31, 2019 was negative $2,514,000, compared to an Adjusted Operating Cash Flow of negative $3,262,000 for the year ended December 31, 2018, a decrease in net cash outflows of $748,000.

INX Token Valuation

The fair value of each INX Token as of December 31, 2020 and December 31, 2019 was $0.90, and $0.06237, respectively. The fair value as of December 31, 2020 was $0.90 per token based on the price of this offering. The level in the fair value hierarchy is level 1.

Certain INX tokens holders are subject to lock-up agreements that restrict such holder’s ability to sell or transfer their INX Tokens for periods of 6 to 24 months. For the purpose of determining the fair value of the INX token liability, the company considered the restriction which apply on such token holders by discounting the offering price with a discount rate reflecting the lack of marketability during the lock-up period. The level in the fair value hierarchy with respect for such token holder is level 2.

The fair value as of December 31, 2019 was determined by management and the Board of Directors based on a valuation derived from a capital raise pursuant to the terms of a SAFE approved by the Board of directors in February 2020. In determining the fair value of the INX Token from these transactions, the Company used various inputs and assumptions in performing an underlying comparison of the shareholder’s and INX Token holder’s participation rights in the Company’s earning distribution. The significant inputs and assumptions are the price of the Ordinary share of the Company, the volatility used in valuing the Company’s share options and INX Token warrants, expected term of the INX Token warrants, the number of INX Tokens expected to be issued in the Offering and the weighted average probability as to the amount of funds to be raised in the Offering. The level in the fair value hierarchy is level 3. The Board of Directors of the Company considered each of the following factors in determining the offering price:

●	The Company’s offering of INX Tokens is unique both for the traditional securities markets as well as within the blockchain community; at the time at which prior valuations were conducted, the Company had not, and the Company and the public could not have known whether the Company would be able to, have the registration statement of which this prospectus is a part be declared effective.

●	The Company anticipates that it will be able to commence operations in the third quarter of 2021; the price of the INX Token in this offering is intended to reflect the value of the INX Token upon the successful completion of this offering.

●	The successful completion of this offering would provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s brand recognition, all of which contribute to an increased value of the INX Token.

Critical Accounting Policies and Estimates

In accordance with IFRS, in preparing our financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of net revenues and expenses during the reported period. We develop and periodically change these estimates and assumptions based on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Financial liabilities at fair value through profit or loss - INX Token liability:

Based on the terms of the INX Token, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to effectively redeem the INX Token in consideration as payment for services. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

The Company’s obligation to distribute annually to the INX Token holders 40% of the Company’s Adjusted Operating Cash Flow is an embedded derivative. The Company views the Company’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9 (IAS 39 for the period to December 31, 2017). The Company elected in accordance with IAS 39 (which election remains in effect upon adoption of IFRS 9) to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss.

Accordingly, the INX Token liability is remeasured to fair value at the end of each reporting period. The changes in fair value are recognized in profit or loss. IFRS 9, Financial Instruments, replaces IAS 39 for annual periods beginning on January 1, 2018 and accordingly starting January 1, 2018, the Company applied IFRS 9 retrospectively, without adjusting the comparative information, which continues to be reported under IAS 39. According to IFRS 9, changes in the fair value of a financial liability designated as at fair value through profit or loss which are attributable to the change in credit risk of that liability are presented in other comprehensive income. All other changes in fair value of that liability are presented in profit or loss. The change in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

When the INX Token is used to pay for services provided by the Company, the respective portion of the INX Token liability is derecognized and revenue is recognized. The fair value of INX Tokens issued in consideration for services to be provided to the Company is recognized as compensation expense as the services are provided.

Liquidity and Capital Resources

To date, we have generated no cash from operations. We have financed our operations through debt issuances and equity investments made by our shareholders. See “Certain Relationships and Related Party Transactions.” We expect to require additional cash to fund our ongoing operational needs, particularly our development and marketing expenses and employee salaries.

Our future expenditures and capital requirements will depend on numerous factors, including: the success of this offering, the progress of our development efforts and the rate at which we can get our trading platforms up and running. We are dependent upon funds raised from this offering to satisfy our working capital requirements. Our business does not presently generate any cash.

We believe that if we raise the maximum amount in this Offering, we will have sufficient capital to finance our operations for at least 24 months; however, if we do not sell the maximum amount or if our operating and development costs are higher than expected, we may need to obtain additional financing prior to that time. Pending these uses, we intend to invest the net proceeds in low-risk, high-quality, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government or other governments, or hold as cash.

Going Concern and Management Plans

The audited financial statements, included in this prospectus, have been prepared assuming that the Company will continue as a going concern. Since inception of activities in September 2017, we have incurred a loss from operations and as of December 31, 2020, we have an accumulated deficit of $32,667,000. We have not yet generated cash from operations and we require financing resources to support the ongoing operations, particularly development, marketing and operational costs. Our future expenditures and capital requirements will depend on numerous factors, including: the success of the Offering, the progress of the platform’s development efforts, timely launch of the operations of the INX Trading platform, and the outcome of the coronavirus pandemic which may impact the Company’s operations and the ability to raise capital (see Note 1 (c) in our financial statements).

We are dependent upon the funds from the Offering to satisfy our working capital requirements in the coming 12 months. As described in Note 1(a) in our financial statements, through December 31, 2020 we received approximately $9.2 million from purchases of INX Tokens pursuant to the Offering. Our management believes that the aforementioned proceeds as well the additional proceeds amounting to approximately $15,000 received from the Offering through the date of approval of our financial statements  are sufficient to finance our operations for at least the coming 12 months, and accordingly, have concluded that the going concern assumption is appropriate.

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act and prior to the closing of this Offering, we have not completed an assessment, nor have our auditors tested, our systems of internal controls. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2021. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Prior to the closing of this offering, we have not completed an assessment, nor have our auditors tested our systems, of internal controls. We may have internal controls that need improvement in areas such as:

●	staffing for financial, accounting and external reporting areas, including segregation of duties;

●	reconciliation of accounts;

●	proper recording of expenses and liabilities in the period to which they relate;

●	evidence of internal review and approval of accounting transactions;

●	documentation of processes, assumptions and conclusions underlying significant estimates; and

●	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a blockchain asset exchange business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financial reporting.

Commitments and Contractual Obligations (1)

The following summarizes our significant contractual obligations as of December 31, 2020 (U.S. Dollars in thousands):

	Payments due by period
	Less than 1 year	Total
Accounts Payable	423	423
Accrued bonuses	905	905
INX Token Liability	24,106	24,106
INX Token warrant liability	4,249	4,249
Convertible Loans	148	148

Total	29,831	29,831

(1)	Our liabilities in the balance sheet as of June 30, 2020 do not include the following contingent obligations:

We have entered into an agreement with A-Labs Finance and Advisory Ltd. pursuant to which A-Labs will promote this offering to non-U.S. persons only. Subject to the completion of an offering under which the Company has raised from non-U.S. persons not less than $10,000,000, A-Labs will receive a cash payment of no less than 6.25% of the aggregate gross proceeds of INX Tokens sold to non-U.S. persons, and as high as 10% of such gross proceeds for the initial $30 million raised from sales to non-U.S. persons. A-Labs will also receive a payment for non-broker services in an amount of $500,000 upon the Company selling at least $10 million worth of INX Tokens to U.S. persons. These contingent payments were not recorded on the balance sheet due to the uncertainty of the payments.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) (ii) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

We have not been exposed to material risks due to changes in foreign exchange rates, and we have not used any derivative financial instruments to manage our foreign exchange risk exposure.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Credit Risk

We are exposed to credit risk from our financing activities, including deposits with banks and financial institutions and other financial instruments. As a result, we are subject concentrations of credit risk. As of December 31, 2020, substantially all of our cash and cash equivalents were held at major financial institutions. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

JOBS Act

With less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company under the JOBS Act. An emerging growth company may take advantage of specified provisions in the JOBS Act that provide exemptions or reductions of its regulatory burdens related to reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we are deemed to be a large accelerated filer, or we issue more than $1.0 billion of non-convertible debt over a three-year period.